BRISTOL-MYERS SQUIBB COMPANY
430 East 29th Street, 14th Floor
New York, NY, 10016

June 10, 2020

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Bristol-Myers Squibb Company Registration Statement on Form S-4
(SEC File No. 333-238533) Originally Filed on May 20, 2020

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Bristol-Myers Squibb Company (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (SEC File No. 333-238533) (the “Registration Statement”) to 4:00 p.m., Eastern time, on June 15, 2020 or as soon as practicable thereafter. The Registrant hereby acknowledges its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed exchange offers of the securities specified in the Registration Statement.

Please call Sophia Hudson of Kirkland & Ellis LLP, counsel to the Registrant, at (212) 446-4750 as soon as the Registration Statement has been declared effective, or if you have any questions or concerns regarding this matter.

Very truly yours,

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Katherine R. Kelly
Katherine R. Kelly
Corporate Secretary